November 27, 2008
Messrs. F. Rogers (SUTI Holdings, LP), R. Hovee, M. Lennie, C. Butler and B. Lebrecht, Esq. (The Lebrecht Group)

Re: Resignation from World Am, Inc. Board of Directors and All Officer Roles

Gentlemen:
On November 11, Mr. F. T. Rogers requested that I resign. Mr. Lebrecht, subsequently, reviewed with me the rights and responsibilities Mr. Rogers has to make such a request.

After consulting with my/our counsel and after a great deal of thought, I tendered that resignation by letter on November 26, 2008, after leaving the hospital; after review counsel asked for several changes, which are now incorporated.

I understand that both parties in this dispute, SUTI Holdings, LP and existing members of its Board on one hand and resigning board members on the other, are acting in what they feel to be the best interest of World Am, Inc. Other resigning members of the board provided detailed reasons for resigning; I see no reason to repeat them.

You canceled the meeting agreed to for Friday November 28, thus I have no choice but to submit this by email, rather than face-to-face as we (Largent, Kline, and Barnes) had requested.

Mr. Lebrecht summed the total amount of monies owing to me and has published that, (without any added fees for work beyond the requested resignation date) $29,971.46. Please remit that promptly.

C Robert Kline, PhD Chairman and Managing Director Kline Technical Consulting, LLC www.klinenm.com Email: rkline@klinenm.com Direct Phone: USA+505-310-2679